UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Revised Terms for the Acquisition of Shares of Hyundai Securities Co., Ltd.

On May 30, 2016, KB Financial Group Inc. (“KB Financial Group”) disclosed that the terms of the share purchase agreement relating to the acquisition of shares of Hyundai Securities Co., Ltd. (“Hyundai Securities”) by KB Financial Group, which were previously disclosed on April 12, 2016, have been amended.

The terms as disclosed herein are subject to change by agreement among the parties to the share purchase agreement. Further changes to the terms are expected to be disclosed in due course.

*Related disclosure: “Acquisition of Shares of Hyundai Securities Co., Ltd.” furnished under cover of Form 6-K on April 12, 2016.

Amended terms:

	Previously disclosed	Amended

Purchase price (KRW)	1,250,009,060,970	1,237,508,970,361

Other details to consider in making an investment decision	KB Financial Group plans to enter into a share purchase agreement and the closing is expected to occur on May 31, 2016, on which date the purchase price will be finalized.	KB Financial Group entered into a share purchase agreement on April 12, 2016 with the contract counterparties and the above purchase price has been amended in accordance with the provisions of the share purchase agreement.
	The completion of the acquisition is subject to regulatory approvals and other closing conditions.	On May 25, 2016, KB Financial Group received the necessary regulatory approvals with respect to its proposed acquisition of shares of Hyundai Securities from the Financial Services Commission.

The key details of the acquisition are as follows:

•	Number of shares to be acquired: 53,380,410 common shares of Hyundai Securities

•	Purchase price (KRW): 1,237,508,970,361

•	Contract counterparties: Hyundai Merchant Marine Co., Ltd. and eight others (three trust companies and five individual shareholders)

•	Total number of shares of Hyundai Securities to be owned by KB Financial Group following the acquisition: 53,380,410 common shares (representing 22.56% of the outstanding shares of Hyundai Securities)

•	Purpose of acquisition: For participation in management

•	Expected date of share acquisition: May 31, 2016

•	KB Financial Group entered into a share purchase agreement with the contract counterparties on April 12, 2016 and the above purchase price has been amended in accordance with the provisions of the share purchase agreement.

•	On May 25, 2016, KB Financial Group received the necessary regulatory approvals with respect to its proposed acquisition of shares of Hyundai Securities from the Financial Services Commission.

•	The subsidiaries of Hyundai Securities include Hyundai Savings Bank Co., Ltd., Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc., Hyundai Securities Asia Ltd., AQG Capital Management Pte. Ltd., Hyundai Able Investments Pte. Ltd., Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund. Upon the acquisition of the shares of Hyundai Securities, KB Financial Group is planning to add such subsidiaries of Hyundai Securities as non-consolidated second-tier subsidiaries of KB Financial Group.

•	Key financial data of Hyundai Securities:

Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
	(in millions of Won)
FY2015	23,779,133	20,477,159	3,301,974	1,183,063	4,267,218	279,552
FY2014	20,983,246	17,978,759	3,004,487	1,183,063	2,650,508	37,387
FY2013	18,945,328	16,027,641	2,917,687	1,183,063	1,840,524	-42,888

*	Note: On a consolidated basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 31, 2016	By: /s/ Jungsoo Huh
(Signature)
Name: Jungsoo Huh
Title: Senior Managing Director